Exhibit 99.4

This content is Confidential. SOLAR AND WIND FARM They integrateGerdau's energy matrix GERDAU S.A. QUARTERLY RESULTS 4Q22 Videoconference March 1 (Wednesday) 2 p.m. BRT | 12 p.m. NY CLICK HERE to access the videoconference RI.GERDAU.COM

QUARTERLY RESULTS - 4Q22

São Paulo, March 1, 2023 – Gerdau S.A. (B3: / NYSE: GGB) announces its results for the fourth quarter and year of 2022. The consolidated financial statements of the Company are presented in Brazilian real (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and jointly controlled entities, except where stated otherwise.



EBITDA OF R$ 21.5 BILLION IN 2022 AND DISCIPLINED CAPITAL ALLOCATION LED TO HIGHEST FREE CASH FLOW EVER BY THE COMPANY

HIGHLIGHTS

- **Keeping the focus on people's safety**, we recorded an **Accident Frequency Rate** of **0.76** in 2022, the lowest historical level;
- Shipments amounted to **11.9 million tonnes of steel** in 2022.
- **Adjusted EBITDA of R$ 21.5 billion** in 2022, with EBITDA margin of 26.1%;
- **Debt indicators in compliance with Company's policy**: Gross Debt of R$ 12.6 billion and Net Debt/EBITDA of 0.33 times;
- **Free Cash Flow generation of R$ 10.5 billion**, the highest record;

- **In the North America BD,** EBITDA in 2022 was R$ 10,0 billion, with margin of 32.0%;
- **In the Special Steel BD,** EBITDA in 2022 was R$ 2.8 billion, with margin of 20.4%;
- **44.5 million preferred shares repurchased (GGBR4) during 2022,** at an average price of R$ 24.08, corresponding to 81.0% of the Repurchase Program announced, which were all cancelled in November 2022.
- Another year of strong **distribution of shareholder payments**: R$ 6.1 billion (+13.6% vs. 2021), with yield of 13.5% and payout of approximately 70%[3].

- **R$ 4.3 billion of CAPEX performed in 2022.** For 2023, the CAPEX plan approved is estimated at R$ 5 billion**.**
- **Gerdau Next and Newave Energia S.A.** entered into an agreement for the foundation of the company with the aim of developing power generation greenfield projects, exclusively from solar or wind sources;
- **Siderperu** and **Gerdau Summit** (joint venture aimed at supplying parts for wind power generation), become the first two steel producers in the world to be **B Company**.

MAIN INDICATORS

CONSOLIDATED	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Shipments of steel (1,000 tonnes)	2,672	2,930	-8,8%	3,165	-15,6%	11,902	12,722	-6,4%
Net Sales[1] (R$ million)	17,964	21,149	-15,1%	21,555	-16,7%	82,412	78,345	5,2%
Adjusted EBITDA[2] (R$ million)	3,630	5,369	-32,4%	5,983	-39,3%	21,508	23,222	-7,4%
Adjusted EBITDA Margin[2] (%)	20,2%	25,4%	-5,2 p.p	27,8%	-7,6 p.p	26,1%	29,6%	-3,5 p.p
Adjusted Net Income[2] (R$ million)	1,333	3,022	-55,9%	3,479	-61,7%	11,595	13,879	-16,5%
Adjusted Net Margin[2] (%)	7,4%	14,3%	-6,9 p.p	16,1%	-8,7 p.p	14,1%	17,7%	-3,6 p.p
Gross Debt (R$ million)	12,607	12,856	-1,9%	14,040	-10,2%	12,607	14,040	-10,2%
Net Debt/EBITDA	0,33x	0,16x	0,17x	0,30x	0,03x	0,33x	0,30x	0,03x
CAPEX (R$ million)	1,684	1,056	59,5%	1,216	38,5%	4,292	3,000	43,1%
Free Cash Flow (R$ million)	1,124	3,093	-63,7%	3,400	-66,9%	10,457	9,589	9,1%

1. Includes iron ore sales.
2. Non-accounting measure calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generation in the period.

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QUARTERLY RESULTS - 4Q22 This content is Confidential. 3 MESSAGE FROM MANAGEMENT The year 2022 will be marked as one of the best in Gerdau's history, because of the consolidation experienced by the Company in recent years, which transformed it into an organization even more focused on people, innovative, digital, sustainable, diverse and inclusive, with a solid financial performance, which allows us to share more and more value with our shareholders, investors and other stakeholders. Last year, the Company recorded the highest Net Revenue in its history, the second best annual Adjusted EBITDA and an exceptional Cash Flow, even in the face of the challenges faced in the international market, such as those caused by the conflict between Russia and Ukraine, the pressures inflationary pressures and economic uncertainties in our main markets. At 122 years old, we remain prepared to act as resilience in the face of the international macroeconomic scenario, delivering innovative products and solutions to our customers from our operations in the nine countries where we are present in the Americas. We have invested in initiatives for the modernization and technological updating of our plants, seeking continuous improvement in the profitability and productivity of these assets. The strong results delivered in 2022 confirm the assertiveness of the strategic decisions taken a few years ago, especially the process of cultural and digital transformation and the disinvestments made in some of our operations between 2014 and 2018. Since then, we have maintained the focus of our business in the Americas, through a management that has been proving capable of adapting to different scenarios, living our culture intensely and allocating capital efficiently. The fourth quarter was marked by lower sales volume. In addition to the typical seasonality of this period of the year, other factors, such as the elections in Brazil and the World Cup, hampered economic activity in some of our markets. We ended 4Q22 with an EBITDA of R$3.6 billion, 39% lower than the same period of the previous year and an Adjusted Net Income of R$1.3 billion, totaling R$11.6 billion in 2022. Ending 2022 with a generation of Free Cash Flow of R$ 10.5 billion, the highest value in the historical series. In the fourth quarter, we approved the distribution of dividends of R$ 333 million, which, added to other shareholder payments already distributed during the year, amounted to R$ 6.1 billion. Considering all payments distributed, plus the shares repurchased and later cancelled (Share Buyback Program), we reached a payout of approximately 70%, reaffirming once again our commitment to consistently creating value for our shareholders. In our Business Divisions (BD), the highlight was the extraordinary results of the North America BD in 2022, which set new records for Net Sales and EBITDA. The approval of important government packages, such as IRA and CHIPS, as well as the reshoring process, reinforce our positive outlook for the coming years in the region. In the Special Steel BD, we observed a gradual recovery in sales of light vehicles, supported by the higher supply of semiconductors in the international market, as well as increased activity in the oil and gas industry in the United States. Lastly, both the Brazil and South America BDs demonstrated resilience over the course of the year, with economic activity stronger than before the pandemic, especially in the construction and manufacturing sectors. We continue to advance in our sustainability strategy, seeking to make Gerdau part of the solutions to society's problems and dilemmas. We highlight Newave Energia, a partnership between Gerdau Next and Newave Capital. The operation, which took place in November 2022, aims to generate competitive and renewable energy to supply our steel production units, also contributing to the achievement of our goals for reducing greenhouse gases. Regarding the investments in CAPEX, in 2022 we allocated BRL 4.3 billion in projects aimed at the Maintenance, Expansion and Technological Update fronts. For the year 2023, the Company expects to invest R$5.0 billion on the same fronts, within our philosophy of discipline and efficiency in capital allocation. Investments are mainly concentrated in the region of Minas Gerais, where Gerdau operates, confirming the Company's commitment to the development of that state. In addition, we reinforce that part of the investments are focused on generating environmental benefits, whether with the improvement of environmental controls, reduction of greenhouse gas emissions and forest formation. As for our ESG agenda, in 2022 we continued to increase the percentage of women, people of color and people with disabilities in our workforce, and we continued working to be an increasingly inclusive and diverse steel producer, engaging the entire ecosystem in that we are present. We also achieved certification for our second operation as a B Corp. As a result, Siderperu and Gerdau Summit (a joint venture focused on supplying parts for generating wind energy) become the first two steel producers in the world to be B Corp. The new certification reflects the Company's commitment to the 'B Movement Builders' program and our ambition to certify all our operations by 2025. With 122 years of history, we continue to advance in our business, creating an increasingly profitable steel chain company admired across the world and one of the leading players in the Americas. All these results were achieved thanks to a transformation journey guided by excellence in the value chain and supported by digital transformation as a key pillar and reflect the benefits we deliver to our clients and the society, showing that it is possible to change people’s lives by fostering development while at the same time consistently generating returns for our shareholders. We currently are the largest recycler of ferrous scrap in Latin America and we continue shaping the Company for a sustainable and innovative future. We thank our employees, clients, suppliers, partners, shareholders and other stakeholders for their confidence. THE MANAGEMENT We are creating an increasingly profitable, sustainable and customer-centered steel chain company.

QUARTERLY RESULTS - 4Q22

CONSOLIDATED RESULTS

OPERATIONAL PERFORMANCE

PRODUCTION & SHIPMENTS

CONSOLIDATED	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Volumes (1,000 tonnes)								
Crude Steel Production	2,866	2,965	-3,3%	3,279	-12,6%	12,666	13,294	-4,7%
Shipments of Steel	2,672	2,930	-8,8%	3,165	-15,6%	11,902	12,722	-6,4%

In 4Q22, Gerdau's crude steel production was 2.9 million tonnes, down 3.3% from 3Q22 and 12.6% from the same period last year. The production capacity utilization rate of 68% reflects the expected seasonally weaker quarter, especially in the domestic market of the Brazil and North America BDs, as well as the scheduled maintenance stoppages typically carried out at some units of the Company during this time of year. Compared to 2022, crude steel production was 12.7 million tonnes, down 4.7% from 2021. Despite the slowdown in Brazil and North America BDs, the Special Steel and South America BDs registered growth in crude steel production compared to 2021.

Shipments in 4Q22 were 2.7 million tonnes, down 8.8% and 15.6% in relation to 3Q22 and 4Q21, respectively. Although the fourth quarter typically registers lower shipments than other quarters, note that the elections in Brazil and the World Cup affected amplified the typical seasonality in the Brazil BD.

Shipments in 2022 came to 11.9 million tonnes, down 6.4% from the previous year. However, sales in sectors served by the Company, mainly construction and industry, remained resilient, with a gradual recovery in the automotive sector, which benefitted from the normalization of supply of chips and semiconductors, a sector highly affected during the Covid-19 pandemic.


SALES SEGMENTATION PER BD - 4Q22
BD BRAZIL
42,2%
BD NORTH AMERICA
32,5%
BD SPECIAL STEEL
14,7%
BD SOUTH AMERICA
10,6%

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QUARTERLY RESULTS - 4Q22 This content is Confidential. 5 FINANCIAL PERFORMANCE NET SALES In 4Q22, net sales totaled R$ 18.0 billion, down 15.0% from 3Q22 and 16.7% from 4Q21, explained by the decline in shipments between periods. In 2022, net sales came to R$ 82.4 billion, up 5.2% from the previous year, supported by resilient demand in the Company’s main markets. GROSS PROFIT In 2022, Cost of Goods Sold increased 10.7% in relation to 2021, due to higher costs with energy and reducing agents, notably coal (+50%), coke (+47%) and natural gas (+26%), in addition to the 24% increase in metal alloy costs, especially in the North America and Special Steel operations. As a result, Gross Profit in 4Q22 was R$ 2.9 billion, down 38.2% and 43.5% compared to 3Q22 and 4Q21, respectively. In 2022, gross profit was R$ 18.8 billion, decreasing 9.9% from 2021, also due to the lower shipments. SELLING, GENERAL & ADMINISTRATIVE EXPENSES Selling, general and administrative (SG&A) expenses amounted to R$ 622 million in 4Q22, up 12.1% from 3Q22 and down 1.7% from 4Q21. However, as a ratio of net sales, SG&A expenses increased 0.8% and 0.6% in relation to 3Q22 and 4Q21, respectively, also due to the lower net sales. Despite the inflationary pressures over the year, the results once again show Gerdau’s commitment to maintaining its expenses at healthy levels. CONSOLIDATED 4Q22 3Q22 ∆ 4Q21 ∆ 12M22 12M21 ∆ Results (R$ million) Net Sales 17,964 21,149 -15,0% 21,555 -16,7% 82,412 78,345 5,2% Cost of Goods Sold (15,036) (16,411) -8,4% (16,368) -8,1% (63,661) (57,528) 10,6% Gross Profit 2,928 4,738 -38,2% 5,187 -43,5% 18,751 20,817 -9,9% Gross Margin 16,3% 22,4% -6,1 p.p 24,1% -7,8 p.p 22,8% 26,6% -3,8 p.p CONSOLIDATED 4Q22 3Q22 ∆ 4Q21 ∆ 12M22 12M21 ∆ Results (R$ million) SG&A (622) (555) 12,1% (633) -1,7% (2,188) (2,106) 3,9% Selling expenses (203) (184) 10,3% (204) -0,5% (733) (716) 2,4% General and admininstrative expenses (419) (371) 12,9% (428) -2,1% (1,455) (1,390) 4,7% %SG&A/Net Sales -3,5% -2,6% 0,9 p.p -2,9% 0,6 p.p -2,7% -2,7% 0,0 p.p

QUARTERLY RESULTS - 4Q22 This content is Confidential. This content is Confidential. 6 EBITDA & EBITDA MARGIN BREAKDOWN OF CONSOLIDATED EBITDA (R$ million) 4Q22 3Q22 ∆ 4Q21 ∆ 12M22 12M21 ∆ Net Income 1,218 3,022 -59,7% 3,560 -65,8% 11,480 15,559 -26,2% Net financial result 498 530 -6,0% 615 -19,0% 1,892 750 152,3% Provision for income and social contribution taxes 769 910 -15,5% 338 127,5% 4,379 4,714 -7,1% Depreciation and amortization 769 738 4,2% 707 8,8% 2,867 2,659 7,8% EBITDA - CVM Instruction¹ 3,254 5,200 -37,4% 5,220 -37,7% 20,619 23,681 -12,9% Equity in earnings of unconsolidated companies (a) (175) (281) -37,7% 94 - (1,152) (563) 104,6% Proportional EBITDA of associated companies and jointly controlled entities (b) 372 457 -18,6% 308 20,8% 1,867 1,302 43,4% Losses due to non-recoverability of financial assets (c) 5 (6) - (7) - (0) 0 - Non-recurring items (d) 174 - - 367 52,6% 174 (1,199) - Compulsory loan recovery - - - - - - (1.391) - Results in operations with subsidiary and joint ventures - 163 - - 163 - Credit recovery / Provisions 174 - - 204 -14,7% 174 29 500,0% Adjusted EBITDA² 3,630 5,369 -32,4% 5,983 -39,3% 21,508 23,222 -7,4% Adjusted EBITDA Margin 20,2% 25,4% -5,2 p.p 27,8% -7,6 p.p 26,1% 29,6% -3,5 p.p CONCILIATION OF CONSOLIDATED EBITDA (R$ million) 4Q22 3Q22 ∆ 4Q21 ∆ 12M22 12M21 ∆ EBITDA - CVM Instruction ¹ 3,254 5,200 -37,4% 5,220 -37,7% 20,619 23,681 -12,9% Depreciation and amortization (769) (738) 4,2% (707) 8,8% -2,867 -2,659 7,8% OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES 2,485 4,463 -44,3% 4,514 -44,9% 17,751 21,023 -15,6% 1 – Non-accounting measure calculated in accordance with CVM Instruction 156 of June 23, 2022. 2 - Non-accounting measure reconciled with information presented in the Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022. (a) Amounts presented in " Equity in earnings of unconsolidated companies" line in Note 28 of the Company's Financial Statements. (b) Amounts composed by the lines “Proportional operating income before financial result and taxes of associated companies and jointly controlled entities” and “Proportional depreciation and amortization of associated companies and jointly controlled entities" lines in Note 28 of Company's Financial Statements. (c) Amounts presented in "Losses due to non-recoverability of financial assets" line in Note 28 of Company's Financial Statements. (d) Amounts composed of “Recovery of mandatory loans – Eletrobras,” “Result in operations with subsidiary and joint ventures” and “Recovery of credits/provisions” lines of Note 28 in Company's Financial Statements. In 4Q22, Adjusted EBITDA was R$ 3.6 billion, down 32.4% from previous quarter, with Margin of 20.2% in the period (-5.2% compared to 3Q22). In 2022, Adjusted EBITDA totaled R$ 21.5 billion, down 7.4% from previous year, representing the second highest annual EBITDA ever reported by the Company. Despite the reductions, the results in the periods ratify the success of Gerdau’s business model, the resilience of its markets and the focus on operations in the Americas.

QUARTERLY RESULTS - 4Q22

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


27,8%
28,7%
29,1%
25,4%
20,2%
5,983
5,827
6,680
5,369
3,630
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Financial Result	**(498)**	**(530)**	**-6,0%**	**-615**	**-19,0%**	**(1.892)**	**(750)**	**152,3%**
Financial income	218	159	37,1%	87	150,6%	606	249	143,4%
Financial expenses	(363)	(388)	-6,4%	(421)	-13,8%	(1,563)	(1,433)	9,1%
Exchange variation	23	(2)	-	43	-46,8%	49	186	-73,1%
Exchange variation (other currencies)	(394)	(313)	25,9%	(57)	591,2%	(1,025)	(294)	248,6%
Inflation adjustment on tax credits [1]	-	-	-	-	-	-	789	-
Bond repurchase expenses [1]	-	-	-	(265)	-	-	(265)	-
Gains on financial instruments, net	19	14	35,7%	(2)	-	39	18	116,7%

1 Nonrecurring items

The Financial Result was negative R$ 498 million in 4Q22, decreasing 6.0% and 19.0% in 3Q22 and 4Q21, respectively. The result is due to the reduction in gross debt and the increase in Financial Income, as well as the 13.8% decrease in Financial Expenses in relation to 4Q21.

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QUARTERLY RESULTS - 4Q22

ADJUSTED NET INCOME

Adjusted Net Income was R$ 1.3 billion in the quarter, decreasing 55.9% in relation to 3Q22 and 61.7% in relation to 4Q21. In 2022, Adjusted Net Income was R$ 11.6 billion, down 16.5% from 2021, due to higher costs and mainly the strong comparison base in 2021, when the Company registered its highest Adjusted Net Income ever.

CONSOLIDATED (R$ million)	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Operating Income before Financial Result and Taxes[1]	**2,485**	**4,463**	**-44,3%**	**4,514**	**-45,0%**	**17,751**	**21,023**	**-15,6%**
Financial Result	**(498)**	**(530)**	**-6,0%**	**(615)**	**-19**	**(1,892)**	**(750)**	**152,3%**
Income before Taxes[1]	**1.987**	**3,932**	**-49,5%**	**3,898**	**-49,0%**	**15,859**	**20,272**	**-21,8%**
Income and social contribution taxes	(769)	(910)	-15,5%	(338)	127,5%	(4,379)	(4,714)	-7,1%
Exchange variation	(45)	58	-	5	-	(164)	(4)	4000,0%
Other lines	(665)	(968)	-31,3%	(1,057)	-37,1%	(4,156)	(4,666)	-10,9%
Non-recurring items	(59)	-	-	713	-	(59)	(43)	37,2%
Consolidated Net Income[1]	**1,218**	**3,022**	**-59,7%**	**3,560**	**-65,8%**	**11,480**	**15,559**	**-26,2%**
Non-recurring items	115	-	-	(81)	-	115	-1,680	-
Compulsory loan recovery		-	-	-	-	-	-1,391	-
Results in operations with subsidiary and joint ventures		-	-	163	-	-	163	-
Bonds repurchases expenses		-	-	365	-	-	265	-
Credit recovery / Provisions	174	-	-	204	-14,7%	174	(760)	-
Income tax and social contribution - non-recurring items	(59)	-	-	(713)	-91,7%	(59)	43	-
Consolidated Adjusted Net Income [2]	**1,333**	**3,022**	**-55,9%**	**3,479**	**-61,7%**	**11,595**	**13,879**	**-16,5%**

1 - Accounting measure disclosed in the Company's Income Statement.
2 - Non-accounting measure calculated by the Company to show net profit adjusted by non-recurring events that influenced the result.

ADJUSTED NET INCOME (R$ MILLION) AND NET MARGIN (%)



16,1%
14,5%
18,7%
14,3%
7,4%
3,479
2,940
4,298
3,022
1,333
4Q21
1Q22
2Q22
3Q22
4Q22
Adjusted Net income (R$ million)
Adjusted Net Income Margin (%)

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QUARTERLY RESULTS - 4Q22

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	2022.12.31	2022.09.30	Δ	2021.12.31	Δ
Short Term	3,121	3,886	-19,7%	1,767	76,6%
Long Term	9,486	8,970	5,8%	12,273	-22,7%
Gross Debt	**12,607**	**12,856**	**-1,9%**	**14,040**	**-10,2%**
Gross Debt / Total Capitalization [1]	21,2%	20,0%		25,0%	
Cash, cash equivalents and short-term investments	5,434	8,590	-36,7%	6,787	-19,9%
Net Debt	**7,173**	**4,266**	**68,1%**	**7,253**	**-1,1%**
Net Debt [2] (R$) / EBITDA [3] (R$)	**0,33x**	**0,16x**	**0,17x**	**0,30x**	**0,03x**

1 Total capitalization = shareholders' equity + gross debt – interest on debt.
2 Net debt = gross debt – interest on debt – cash, cash equivalents and financial investments.
3 Adjusted EBITDA in the last 12 months.

The Company maintains its long debt maturity profile, with 75% of its liabilities coming due in the long term. On December 31, 2022, Gross Debt stood at R$ 12.6 billion, stable sequentially and down 10% on the same period of 2021.

The cash position ended the quarter at R$ 5.4 billion, resulting in Net Debt of R$ 7.2 billion and a Net Debt/EBITDA ratio of 0.33x, similar to 4Q21. The increase in net debt was due to the large dividend payment declared in 3Q22, which totaled R$ 3.6 billion.

INDEBTEDNESS (R$ BILLION) & LEVERAGE RATIO


14,0
6,8
12,8
7,6
12,4
7,8
12,9
8,6
12,6
5,4
0,30x
0,20x
0,18x
0,16x
0,33x
4Q21
1Q22
2Q22
3Q22
4Q22
Gross Debt
Cash
Net Debt/EBITDA (R$)

The weighted average nominal cost of gross debt was 7.25% p.a. and the average debt term of 7.4 years attests to a debt maturity schedule that is well balanced and well distributed over the coming years. Note that we renewed in 2022 our global Credit Facility of up to US$ 875 million for a five-year period, which reinforces the Company's financial liquidity.


10,0
4,6
5,4
2,9
1,3
0,6
1,0
0,8
0,8
0,4
0,4
0,8
0,8
2,2
2,2
5,4
0,3
2,5
2,6
Liquidity
2023
2024
2025
2026
2027
2028
2029
2030 and after
Cash & Equiv.
RCF 1
Bonds
Debenture
Other

¹ Global Revolving Credit Facility

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QUARTERLY RESULTS - 4Q22 10 INVESTMENTS (CAPEX) Capital expenditures amounted to R$ 1,684 million in 4Q22, with R$ 837 million allocated to Maintenance and R$ 847 million to Expansion and Technological Updating. Of the total expenditures in 4Q22, R$ 156 million was invested in implementing technologies to improve the environmental control and performance of existing facilities. On February 28, 2023, the Board of Directors of Gerdau S.A. approved the projection of disbursements related to the investment plan for the current year in the amount of R$ 5 billion*. The amount refers to CAPEX projects for Maintenance, Expansion and Technological Updating. This projection considers the following factors: i. Maintenance projects are associated with the extension of useful life and operating improvements of equipment to ensure the good functioning of plants. ii. Expansion and Technological Updating projects are related to the production growth, higher profitability and modernization of plants, with a focus on improving Environmental, Social and Governance (ESG) practices and sustainable and economic development of the business. iii. Some projects are conditioned upon environmental permits, which are subject to reevaluations. Of the total planned for 2023, investments that return environmental benefits surpassed R$ 830 million. These include expansion of forest assets, updating and improvement of environmental controls, reduction in greenhouse gas emissions and technological improvements – which result in energy efficiency. Approximately 70% of the investment plan focuses on modernization, growth and technological updating in the Minas Gerais region, where Gerdau has operations, reinforcing the company’s commitment to the state’s development. The Company has been demonstrating its capacity to adapt to changing scenarios, and the expenditures in its investment plan, mentioned above, will be directly related to the pace of demand in our markets, as well as based on criteria involving the return on capital invested and the consequent cash generation, providing an adequate balance between the sustainable and economic development of the business. *The investment plan does not include contributions made by Gerdau Next in other companies as, as established by international accounting standards (IFRS), only controlled companies are consolidated in the Companies' Financial Statements.

QUARTERLY RESULTS - 4Q22 This content is Confidential. FREE CASH FLOW Free Cash Flow in 4Q22 was R$ 1,124 million, which marks the tenth straight quarter in which the Company has delivered positive free cash flow. In the year, the Company registered its highest Free Cash Flow ever, which amounted to R$ 10.5 billion. The result reflects the significant contribution from EBITDA, which was above historical levels, combined with disciplined CAPEX and working capital, as well as the consistent decrease in our debt. WORKING CAPITAL & CASH CONVERSION CYCLE The Cash Conversion Cycle (working capital divided by daily net revenue in the quarter) increased from 70 days in 3Q22 to 81 days in 4Q22, due to seasonal adjustments in demand and the lower net sales in the period. In 4Q22, Working Capital was R$16.2 billion, down 1.0% from 4Q21, due to the decrease in suppliers of R$ 1.4 billion, with a shorter payment term and higher inventory costs in the period. Detailed information on Working Capital accounts is presented in Notes 5, 6 and 14 of the Financial Statements. RETURN ON CAPITAL EMPLOYED (ROCE) The methodology used to calculate ROCE considers the division of Profit before Interest and Taxes, of EBIT, by Capital Invested in the business. The variation in the Company’s efficiency, measured by ROCE in each of the years, reflects its efficiency gains and higher value creation, with return exceeding its cost of capital. R$ MILLIONS

QUARTERLY RESULTS - 4Q22 This content is Confidential. GOVERNANCE & CAPITAL MARKETS DIVIDENDS On February 28, 2023, the Board of Directors of Gerdau S.A. approved the distribution of dividends amounting to R$ 332,7 million (R$ 0.20 per share). Payment will be made as from March 23, 2023, based on shareholders of record on March 14, 2023, with the ex-dividend date March 15, 2023. Note that, in 2022, the Company is distributing the total amount of R$ 6,083 million, 58.7% of its adjusted net income, which reinforces its commitment to providing adequate financial returns for its shareholders. Management reaffirms its understanding that the best way to increase absolute dividends is through strong cash generation, which it has been delivering, enabling it to maintain its policy of distributing at least 30% of adjusted net income. This flexibility, including in the regularity of distributions, enables the Company to deliver value in different scenarios in order to increasingly create value for shareholders. SHARE BUYBACK PROGRAM On May 5, 2022, Gerdau S.A. announced a share buyback program for the acquisition of up to 55,000,000 preferred shares, representing approximately 5% of the free-float preferred shares, with maximum duration of 18 months. During 2022, the Company repurchased 44,564,000 preferred shares at an average price of R$ 24.08/ share, corresponding to 81.0% of the buyback program. All shares repurchased were cancelled in November 2022, which included cancelling an additional 1,697,538 common shares that were held in treasury. Return for Shareholders CAPITALIZATION OF PROFIT RESERVES, WITH ISSUE OF BONUS SHARES The Company’s Board of Directors approved a capital increase, through of the Profit Reserve, in the amount of R$ 966 million, with the issue of 28,596,497 common shares and 55,073,363 preferred shares as bonus shares. The proportion of the bonus will be one new share for each twenty shares of the same kind, with bonus shares being credited on March 21, 2023, and credit in the shareholding position on March 24, 2023. The ex-bonus date will be March 22, 2023.

QUARTERLY RESULTS - 4Q22 This content is Confidential. 13 PERFORMANCE BY BUSINESS DIVISIONS (BD) Gerdau presents its results in four Business Divisions (BD). BRAZIL BD – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil; NORTH AMERICA BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; SPECIAL STEEL BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil; SOUTH AMERICA BD– includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in Colombia and the Dominican Republic. NET SALES EBITDA & EBITDA MARGIN * The percentage of EBITDA from business operations is calculated considering the total EBITDA of the 4 (four) operations. O percentual do EBITDA das operações de negócios é calculado considerando o EBITDA total das 4 operações.

QUARTERLY RESULTS - 4Q22

BRAZIL BD

PRODUCTION & SHIPMENTS

BRAZIL BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Volumes (1,000 tonnes)								
Crude Steel Production	1,251	1,281	-2,3%	1,458	-14,2%	5,634	6,051	-6,9%
Total shipments	1,151	1,331	-13,5%	1,448	-20,5%	5,394	5,755	-6,3%
Domestic Markets	962	1,205	-20,2%	1,084	-11,2%	4,438	5,042	-12,0%
Exports	188	126	49,2%	364	-48,3%	956	714	33,9%
Shipments of long steel	723	869	-16,8%	999	-27,7%	3,605	4,057	-11,1%
Domestic Markets	556	747	-25,6%	686	-18,9%	2,714	3,422	-20,7%
Exports	167	121	38,0%	314	-46,8%	892	635	40,4%
Shipments of flat steel	428	462	-7,4%	449	-4,7%	1,789	1,698	5,3%
Domestic Markets	406	457	-11,2%	399	1,9%	1,724	1,620	6,5%
Exports	21	5	320,0%	50	-57,5%	65	79	-17,7%

Crude Steel Production at the Brazil BD came to 1.3 million tonnes in 4Q22, decreasing 2.3% in relation to 3Q22 and 14.2% from 4Q21.In 2022, crude steel production contracted 6.9%, accompanying the lower shipments in relation to 2021.

Total Shipments in 4Q22 decreased 13.5% on 3Q22 and 20.5% compared to 4Q21. Shipments to the domestic market declined in the comparison periods, mainly due to the effects of the World Cup and the elections in Brazil, which exacerbated the decline, as well as the typical seasonality of the quarter.

Shipments in 2022 was 5.4 million tonnes, down 6.3% from 2021. Shipments in the year were leveraged by the construction and manufacturing sectors, with levels above the historical average. Export shipments increased 40.4% in relation to 2021 due to favorable international prices. In flat steel, shipments grew 5.3% in relation to 2021, with the highlight the demand for heavy plates to serve the wind power and infrastructure markets.

In 4Q22, 135,000 tonnes of iron ore were sold to third parties and 947,000 tonnes were consumed internally.

14

QUARTERLY RESULTS - 4Q22

OPERATING RESULT

BRAZIL BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Results (R$ million)								
Net Sales[1]	6,877	8,484	-18,9%	8,874	-22,5%	32,971	34,758	-5,1%
Domestic Market	6,088	7,856	-22,5%	7,364	-17,3%	28,903	31,825	-9,2%
Exports	789	628	25,6%	1,510	-47,7%	4,068	2,933	38,7%
Cost of Goods Sold	(6,275)	(7,101)	-11,6%	(6,347)	-1,1%	(27,083)	(22,496)	20,4%
Gross Profit	**602**	**1,383**	**-56,5%**	**2,528**	**-76,2%**	**5,888**	**12,262**	**-52,0%**
Gross Margin (%)	**8,8%**	**16,3%**	**-7,5 p.p**	**28,5%**	**-19,7 p.p**	**17,9%**	**35,3%**	**-17,4 p.p**
Adjusted EBITDA[2]	**757**	**1,563**	**-51,6%**	**2,796**	**-72,9%**	**6,559**	**12,972**	**-49,4%**
Adjusted EBITDA Margin (%)	**11,0%**	**18,4%**	**-7,4 p.p**	**31,5%**	**-20,5 p.p**	**19,9%**	**37,3%**	**-17,4 p.p**

1 - Includes iron ore sales.
2 - Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

Net Sales in 4Q22 were R$ 6.9 billion, down 18.9% from 3Q22 and 22.5% compared prior-year quarter. The lower sales is basically explained by the lower shipments in the domestic market. In 2022, Net Sales decreased 5.1% from previous year, ending the period at R$ 33.0 billion.

Cost of Goods Sold decreased 11.6% in the quarter in relation to 3Q22, explained by the lower shipments and lower raw material costs. In 2022, the increase in Cost of Goods Sold is due to the higher costs with energy and reducing agents, mainly coal, coke and natural gas.

As a result, Gross Profit in 4Q22 stood at R$ 602 million, down 56.5% compared to the previous quarter and 76.2% in relation to 4Q21. In the year, Gross Profit decreased 52.0% from the previous year, due to the aforementioned reasons.

As a result, the Brazil BD registered Adjusted EBITDA of R$ 757 million in 4Q22 and R$ 6.6 billion in 2022. Note that analysis of the comparisons in the table above should take into account the strong comparison base of 2021, when the operation registered its highest EBITDA ever.



14

QUARTERLY RESULTS - 4Q22

NORTH AMERICA BD

PRODUCTION & SHIPMENTS

NORTH AMERICA BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Volumes (1.000 tonnes)								
Crude Steel Production	1,022	1,127	-9,3%	1,249	-18,2%	4,507	4,998	-9,8%
Shipments of Steel	887	988	-10,2%	1,054	-15,8%	4,090	4,451	-8,1%

In 4Q22, Crude Steel Production was 1.0 million tonnes, down 9.3% from 3Q22. In 2022, steel production was 4.5 million tonnes, down 9.8% from 2021, explained by the lower demand for products. Steel Shipments were 887,000 tonnes in the quarter, down 10.2% and 15.8% from 3Q22 and 4Q21, respectively. In the year, steel shipments totaled 4.1 million tonnes, down 8.1% from previous year.

The rolled steel capacity utilization rate stood at 92%, with a high level of production to serve the non-residential construction, manufacturing and distribution markets, which remain resilient.

OPERATING RESULT

NORTH AMERICA BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Results (R$ million)								
Net Sales	6,472	7,832	-17,4%	7,893	-18,0%	31,099	27,838	11,7%
Cost of Goods Sold	(5,106)	(5,608)	-8,9%	(6,058)	-15,7%	(22.691)	(22,417)	1,2%
Gross Profit	**1,366**	**2,224**	**-38,6%**	**1,835**	**-25,6%**	**8,408**	**5,421**	**55,1%**
Gross Margin (%)	**21,1%**	**28,4%**	**-7,3 p.p**	**23,2%**	**-2,1 p.p**	**27,0%**	**19,5%**	**7,5 p.p**
EBITDA[1]	**1,824**	**2,579**	**-29,3%**	**2,162**	**-15,6%**	**9,951**	**6,249**	**59,2%**
EBITDA Margin (%)	**28,2%**	**32,9%**	**-4,7 p.p**	**27,4%**	**-0,8 p.p**	**32,0%**	**22,4%**	**9,6 p.p**

1 - Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 4Q22, Net Sales totaled R$ 6.5 billion, down 17.4% from 3Q22, due to lower shipments, and 18.0% from 4Q21. In 2022, Net Sales were R$ 31.1 billion, up 11.7% from the previous year, influenced by the metals spread and the increase in Net Sales per tonne.

The decline in Costs of Goods Sold in 4Q22 compared to 3Q22 was influenced by the prices in raw materials and the lower dilution of costs, which affected gross profit directly. In 2022, costs with energy and natural gas increased since the start of the conflict between Russia and Ukraine, registering a 1.2% increase in relation to the previous year.

Gross Profit was R$ 1.4 billion in the quarter, 38.6% lower than in 3Q22 and 25.6% lower than in 4Q21. In 2022, gross profit increased 55.1% in relation to 2021, explained by the strong increase in Net Sales compared to Cost of Goods Sold in the period.

Adjusted EBITDA in 2022 was R$ 10 billion, the operation's best result ever. Adjusted EBITDA Margin stood at 32.0%, 9.6 p.p. higher than in 2021. This result reflects the market's favorable moment for the Company in its ongoing segmentation strategy and cost control efforts.

16

QUARTERLY RESULTS - 4Q22

SPECIAL STEEL BD

PRODUCTION & SHIPMENTS

SPECIAL STEEL BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Volumes (1.000 tonnes)								
Crude Steel Production	406	383	6.0%	427	-4.9%	1,790	1,654	8.2%
Shipments of Steel	401	403	-0.5%	404	-0.7%	1,657	1,654	0.2%

In the quarter, Crude Steel Production was 406 million tonnes, up 6.1% from 3Q22, but down 4.9% from the same period last year. Special Steel Shipments came to 401,000 tonnes, in line with 3Q22 and 4Q21. In the year, steel production totaled 1.8 million tons, up 8.2% from 2021, while shipments remained at similar levels in relation to the previous year. The results reinforce the outlook for the operation's growth and gradual recovery during the year.

The highlight in the quarter was the ongoing recovery in the light vehicle segment, although below historical levels, as well as the good performance of the heavy vehicle and oil and gas sectors, supported by fuel prices in the international market.

OPERATING RESULT

SPECIAL STEEL BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Results (R$ million)								
Net Sales	3,274	3,477	-5.8%	3,029	8.1%	13,626	10,980	24.1%
Cost of Goods Sold	(2,855)	(2,917)	-2.1%	(2,634)	8.4%	(11,181)	(9,427)	18.6%
Gross Profit	**419**	**560**	**-25.2%**	**395**	**6.0%**	**2,446**	**1,553**	**57.5%**
Gross Margin (%)	**12.8%**	**16.1%**	**-3.3 p.p**	**13.0%**	**-0.2 p.p**	**17.9%**	**14.1%**	**3.8 p.p**
EBITDA[1]	**525**	**631**	**-16.8%**	**540**	**-2.8%**	**2,776**	**1,983**	**40.0%**
EBITDA Margin (%)	**16.0%**	**18.2%**	**-2.2 p.p**	**17.8%**	**-1.8 p.p**	**20.4%**	**18.1%**	**2.3 p.p**

1- Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In the quarter, Net Sales were R$ 3.3 billion (-5.8% vs. 3Q22 and +8.1% vs. 4Q21). Gross Profit was R$ 419 billion in the quarter (-25.2% vs. 3Q22 and +6.0% vs. 4Q21). The results were mainly influenced by the application of a surcharge (mechanism used to adjust raw materials prices) in the North America Special Steel operation due to the variation in scrap prices during the periods.

The operation's Adjusted EBITDA accompanied the performance of Gross Profit, decreasing 25.2% sequentially and increasing 6.0% year over year. In 2022, Adjusted EBITDA was R$ 2.8 billion (+40.0% vs. 2021) with Adjusted EBITDA Margin of 20.4% (+2.3 p.p. vs. 2021).

17

QUARTERLY RESULTS - 4Q22

SOUTH AMERICA BD

PRODUCTION & SHIPMENTS

SOUTH AMERICA BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Volumes (1.000 tonnes)								
Crude Steel Production	187	175	6.9%	145	29.0%	735	591	24.4%
Shipments of Steel	290	297	-2.4%	372	-22.0%	1,212	1,255	-3.4%

Crude Steel Production at the South America BD was 187,000 tonnes in the quarter, up 6.9% from 3Q22 and 29.0% on the same quarter last year. Steel Shipments in the quarter decreased slightly in relation to 3Q22, with resilient volume in the construction sector in Argentina. In relation to the prior year, shipments decreased by 3.4%, reflecting the slightly weaker demand in all countries of the operation.

In 2022, 735,000 tonnes of steel were produced, 24.4% more than in 2021, and 1,212 thousand tonnes of steel were sold in the period, or 3.4% lower year over year.

OPERATING RESULT

SOUTH AMERICA BD	4Q22	3Q22	Δ	4Q21	Δ	12M22	12M21	Δ
Results (R$ million)								
Net Sales	1,561	1,972	-20.8%	2,240	-30.3%	7,180	6,857	4.7%
Cost of Goods Sold	(1,241)	(1,511)	-17.9%	(1,831)	-32.2%	(5,532)	(5,333)	3.7%
Gross Profit	**319**	**461**	**-30.8%**	**409**	**-22.0%**	**1,648**	**1,524**	**8.1%**
Gross Margin (%)	**20.5%**	**23.4%**	**-2.9 p.p**	**18.3%**	**2.2 p.p**	**22.9%**	**22.2%**	**0.7 p.p**
EBITDA[1]	**354**	**573**	**-38.2%**	**521**	**-32.1%**	**2,149**	**2,167**	**-0.8%**
EBITDA Margin (%)	**22.7%**	**29.0%**	**-6.3 p.p**	**23.2%**	**-0.5 p.p**	**29.9%**	**31.6%**	**-1.7 p.p**

1 - Non-accounting measure reconciled with information presented in Note 23 of Company's Financial Statements, as established by CVM Resolution 156 of June 23, 2022.

In 4Q22, the South America BD delivered Net Sales of R$ 1.6 billion, representing decreases of 20.8% sequentially and 30.3% year over year. In 2022, Net Sales were R$ 7.2 billion, up 4.7% from the previous year.

Cost of Goods Sold was R$ 1.2 billion in the quarter, decreasing 17.9% and 32.2% in relation to 3Q22 and 4Q21, respectively. These variations reflect the lower price of raw materials consumed in the period, mainly natural gas and oxygen. Cost of Goods Sold in 2022 increased 3.7% in relation to prior year, due to the increase in metals and energy used in production.

Given the lower shipments and variation in Cost of Goods Sold, Gross Profit was R$ 319 million in the quarter, down 30.8% from 3Q22 and 22.0% from 4Q21. In 2022, Gross Profit was R$ 1.6 billion, increasing 8.1% in relation to 2021.

The BD's Adjusted EBITDA was R$ 354 million, down 38.2% and 32.1% from 3Q22 and 4Q21, respectively. Adjusted EBITDA Margin was 22.7% in the quarter and 29.9% in 2022. Despite reductions between periods, note that these variations consider the tough comparison base of 2021, when the operation registered one of its best results ever.

18

QUARTERLY RESULTS - 4Q22 19 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) December 31, 2022 December 31, 2021 CURRENT ASSETS Cash and cash equivalents 2,475,863 4,160,654 Short-term investments 2,959,135 2,626,212 Trade accounts receivable - net 4,999,004 5,414,075 Inventories 17,817,585 16,861,488 Tax credits 1,392,417 2,083,885 Income and social contribution taxes recoverable 815,197 804,053 Dividends receivable 5,048 7,671 Fair value of derivatives 3,272 3,246 Other current assets 789,901 679,193 31,257,422 32,640,477 NON-CURRENT ASSETS Tax credits 511,547 124,600 Deferred income taxes 2,164,477 2,929,308 Related parties - 2,678 Judicial deposits 1,825,899 1,659,379 Other non-current assets 700,377 571,637 Prepaid pension cost 9,179 4,942 Investments in associates and joint ventures 3,896,518 3,340,775 Goodwill 11,634,464 12,427,527 Leasing 960,876 861,744 Other intangibles 415,159 509,760 Property, plant and equipment, net 20,422,734 18,741,786 42,541,230 41,174,136 TOTAL ASSETS 73,798,652 73,814,613

QUARTERLY RESULTS - 4Q22 20 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) 2022 2021 CURRENT LIABILITIES Trade accounts payable - domestic market 4,241,819 5,277,867 Trade accounts payable - debtor risk 653,085 807,915 Trade accounts payable - imports 1,724,019 1,931,358 Short-term debt 2,492,262 234,537 Debentures 628,886 1,531,956 Taxes payable 395,212 548,173 Income and social contribution taxes payable 497,243 863,136 Payroll and related liabilities 1,056,325 1,199,143 Leasing payable 275,934 275,086 Employee benefits 516 39 Environmental liabilities 262,018 231,711 Fair value of derivatives 19,056 - Obligations with FIDC - 45,497 Other current liabilities 1,216,206 1,090,396 13,462,581 14,036,814 NON-CURRENT LIABILITIES Long-term debt 8,687,355 10,875,249 Debentures 798,887 1,397,951 Related parties 24,890 24,648 Deferred income taxes 96,341 98,975 Provision for tax, civil and labor liabilities 2,026,003 1,741,026 Environmental liabilities 222,634 343,998 Employee benefits 893,378 1,415,151 Leasing payable 754,709 643,279 Other non-current liabilities 533,681 421,873 14,037,878 16,962,150 EQUITY Capital 19,249,181 19,249,181 Treasury stocks (179,995) (152,409) Capital reserves 11,597 11,597 Retained earnings 22,172,561 17,838,494 Transactions with non-controlling interests without change of control (2,904,670) (2,870,825) Other reserves 7,767,520 8,528,244 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 46,116,194 42,604,282 NON-CONTROLLING INTERESTS 181,999 211,367 EQUITY 46,298,193 42,815,649 TOTAL LIABILITIES AND EQUITY 73,798,652 73,814,613

QUARTERLY RESULTS - 4Q22

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on	
	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
NET SALES	17,964,045	21,554,924	82,412,210	78,345,081
Cost of sales	(15,035,778)	(16,367,809)	(63,661,156)	(57,527,721)
GROSS PROFIT	2,928,267	5,187,115	18,751,054	20,817,360
Selling expenses	(203,082)	(204,234)	(733,026)	(715,830)
General and administrative expenses	(419,144)	(428,383)	(1,454,592)	(1,390,121)
Other operating income	77,024	268,007	246,313	979,760
Other operating expenses	(68,419)	(58,573)	(210,042)	(460,029)
Eletrobras compulsory loan recovery	-	-	-	1,391,280
Results in operations with subsidiary and joint ventures	-	(162,913)	-	(162,913)
Impairment of financial assets	(4,786)	6,556	(81)	357
Equity in earnings of unconsolidated companies	174,914	(93,899)	1,151,827	563,158
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	2,484,774	4,513,676	17,751,453	21,023,022
Financial income	218,002	86,904	606,362	249,024
Financial expenses	(363,044)	(421,481)	(1,563,158)	(1,433,087)
Bonds repurchase expenses	-	(264,687)	-	(264,687)
Tax credits monetary update	-	-	-	788,741
Exchange variations, net	(371,270)	(14,299)	(974,709)	(108,373)
Gains and losses on derivative financial instruments, net	18,543	(1,634)	39,079	17,928
INCOME BEFORE TAXES	1,987,005	3,898,479	15,859,027	20,272,568
Current	(654,643)	(806,799)	(3,709,414)	(4,306,223)
Deferred	(113,940)	468,304	(670,061)	(407,407)
Income and social contribution taxes	(768,583)	(338,495)	(4,379,475)	(4,713,630)
NET INCOME	1,218,422	3,559,984	11,479,552	15,558,938
(-) Eletrobras compulsory loan recovery	-	-	-	(1,391,280)
(-) Credit recovery / Provisions	173,854	204,386	173,854	(759,177)
(-) Results in operations with subsidiary and joint ventures	-	162,913	-	162,913
(+) Bonds repurchases expenses	-	264,687	-	264,687
(+) Income tax of extraordinary items	(59,110)	(713,360)	(59,110)	43,195
(=) Total of extraordinary items	114,744	(81,374)	114,744	(1,679,662)
ADJUSTED NET INCOME*	1,333,166	3,478,610	11,594,296	13,879,276

* *Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income, without cash effect.

21

QUARTERLY RESULTS - 4Q22

CASH FLOW

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
In thousands of Brazilian reais (R$)

	For the three-month period ended on		For the year ended on	
	December 31, 2022	**December 31, 2021**	**December 31, 2022**	**December 31, 2021**
Cash flows from operating activities				
Net income for the year	1,218,422	3,559,984	11,479,552	15,558,938
Adjustments to reconcile net income for the year to net cash provided by operating activities				
Depreciation and amortization	769,165	706,559	2,866,699	2,658,561
Equity in earnings of unconsolidated companies	(174,914)	93,899	(1,151,827)	(563,158)
Exchange variation, net	371,270	14,299	974,709	108,373
Gains and losses on derivative financial instruments, net	(18,543)	1,634	(39,079)	(17,928)
Post-employment benefits	56,814	59,554	246,958	255,477
Long-term incentive plans	35,457	20,286	104,714	65,289
Income tax	768,583	338,495	4,379,475	4,713,630
Gains on disposal of property, plant and equipment	(7,066)	(73,670)	(25,579)	(77,417)
Results in operations with subsidiary and joint ventures	-	162,913	-	162,913
Impairment of financial assets	4,786	(6,556)	81	(357)
Provision (reversal) of tax, civil, labor and environmental liabilities, net	169,820	32,863	295,021	125,641
Tax credits recovery	-	-	-	(1,182,082)
Interest income on short-term investments	(108,128)	(59,032)	(309,782)	(170,671)
Interest expense on loans	161,860	353,849	964,607	1,059,841
Interest on loans with related parties	60	(1,147)	199	(6,089)
Provision (Reversal) for net realisable value adjustment in inventory	22,166	3,386	43,843	(2,812)
	3,269,752	5,207,316	19,829,591	22,688,149
Changes in assets and liabilities				
Decrease (Increase) in trade accounts receivable	1,497,439	939,038	290,579	(1,614,047)
Decrease (Increase) in inventories	615,039	(1,287,349)	(2,039,135)	(7,704,329)
(Decrease) Increase in trade accounts payable	(2,116,223)	896,761	(995,598)	2,534,329
(Increase) Decrease in other receivables	(16,851)	1,693,359	(284,826)	290,658
(Decrease) Increase in other payables	(336,370)	386,180	(1,509,232)	(317,658)
Dividends from joint ventures	319,029	96,838	425,493	117,438
Purchases of short-term investments	(1,790,647)	(649,814)	(3,588,529)	(3,010,084)
Proceeds from maturities and sales of short-term investments	1,237,803	2,535,257	3,434,859	3,595,212
Cash provided by operating activities	2,678,971	9,817,586	15,563,202	16,579,668
Interest paid on loans and financing	(350,195)	(501,771)	(968,851)	(1,100,826)
Interest paid on lease liabilities	(28,861)	(21,054)	(88,370)	(68,789)
Income and social contribution taxes paid	(575,574)	(1,473,010)	(3,355,643)	(2,893,120)
Net cash provided by operating activities	1,724,341	7,821,751	11,150,338	12,516,933
Cash flows from investing activities				
Purchases of property, plant and equipment	(1,684,120)	(1,214,945)	(4,291,873)	(3,026,023)
Proceeds from sales of property, plant and equipment, investments and other intangibles	11,665	60,143	48,322	82,635
Additions in other intangibles	(61,045)	(58,288)	(189,382)	(166,310)
Capital decrease (increase) in joint venture	-	113,595	(26,751)	113,595
Net cash used by investing activities	(1,733,500)	(1,099,495)	(4,459,684)	(2,996,103)
Cash flows from financing activities				
Acquisition of interest in subsidiary	-	-	(46,153)	-
Purchase of treasury shares	(156,979)	-	(1,073,124)	-
Dividends and interest on capital paid	(3,483,499)	(3,279,539)	(5,891,690)	(5,339,426)
Proceeds from loans and financing	1,820,784	5,063	2,263,311	609,703
Repayment of loans and financing	(1,533,838)	(3,316,870)	(3,201,126)	(5,116,621)
Leasing payment	(64,114)	(70,595)	(310,226)	(275,854)
Intercompany loans, net	(5,978)	123,887	2,721	139,556
Net cash used in financing activities	(3,423,624)	(6,538,054)	(8,256,287)	(9,982,642)
Exchange variation on cash and cash equivalents	(277,005)	375	(119,158)	5,262
Decrease in cash and cash equivalents	(3,709,788)	(456,550)	(1,684,791)	(456,550)
Cash and cash equivalents at beginning of year	6,185,651	3,976,077	4,160,654	4,617,204
Cash and cash equivalents at end of year	2,475,863	4,160,654	2,475,863	4,160,654

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QUARTERLY RESULTS - 4Q22 This content is Confidential. WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER COMPANY Gerdau is Brazil's largest producer of steel, a leading producer of long steel in the Americas and one of the world’s leading suppliers of special steel. In Brazil, Gerdau also produces flat steel and iron ore, activities that expand its product mix and leverage the competitive advantages of its operations. Gerdau also is the largest recycler in Latin America and, around the world, transforms each year millions of tonnes of scrap into steel, underlining its commitment to the sustainable development of the regions where it operates. The shares of Gerdau companies are listed on the São Paulo (B3), New York (NYSE) and Madrid (Latibex) stock exchanges. For more information, go to the Investor Relations website: https://ri.gerdau.com/ BUSINESS OPERATIONS (BD) GERDAU PRESENTS ITS RESULTS IN FOUR BUSINESS DIVISIONS (BD): Brazil BD – includes the operations in Brazil (except special steel) and the iron ore operation in Brazil; North America BD – includes all operations in North America (Canada and United States), except special steel, as well as the jointly controlled company in Mexico; South America BD – includes all operations in South America (Argentina, Peru and Uruguay), except the operations in Brazil, and the jointly controlled companies in the Dominican Republic and Colombia; Special Steel BD – includes the special steel operations in Brazil and the United States, as well as the jointly controlled company in Brazil. ESTADOS UNIDOS CANADÁ MÉXICO REPÚBLICA DOMINICANA COLÔMBIA PERU BRASIL URUGUAI

QUARTERLY RESULTS - 4Q22 IN ADDITION, THE COMPANY HAS NEW BUSINESS ARMS, IS A LEADING RECYCLER, HAS FORESTS AND INVESTS IN ENVIRONMENTAL AND SOCIAL PROJECTS: Gerdau Next holds interests or controls companies engaged in construtech, logistics, metal foundations and construction marketplaces and is a startup accelerator. Created in 2020, Gerdau Next is our business arm dedicated to diversifying Gerdau’s product and service portfolio in segments adjacent to steel that are strategic, profitable and undergoing transformation on paths to sustainability, mobility and productivity in the construction industry. In connection with the entrepreneurship ecosystem, we have a startup accelerator, Gerdau Next Ventures, with professionals based in Silicon Valley, California, whose mission is to foster shared experiences and partnerships with the region’s innovation ecosystem. Gerdau has two iron ore mines located in the state of Minas Gerais, which supply the integrated mill of Ouro Branco-MG and sell a portion of the volume produced. We are Latin America’s largest recycler of steel scrap, transforming 11 million tonnes Every year, with 73% of our steel made from the material. We have 250,000 hectares of renewable eucalyptus forests in Minas Gerais. Of this total, 91,000 hectares are set aside for the conservation of native forests, which is an area larger than the city of São Paulo. Currently, Gerdau is the world’s largest producer of charcoal, which is used as bioreducer to manufacture pig iron. Aware of our social and environmental responsibility, our investments include contributions to 456 projects in housing, recycling and entrepreneurship education, with around 2,000 volunteer employees. Shell Brasil Petróleo Ltda. (Shell) and Gerdau signed a binding agreement for the formation of a joint venture, with equal participation of the two companies in the business, for the development, construction and operation of a new solar park in the State of Minas Gerais, to be built in 2023, after the final investment decision is made. The agreement, which still depends on the approval of conditions precedent, among them the approval of the Brazilian regulatory and antitrust authorities, which establishes the guidelines for the joint venture’s operations in the generation and long-term contracting of clean energy.

QUARTERLY RESULTS - 4Q22 26 IR CHANNELS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com PRESS: Press e-mail: atendimentogerdau.br@bcw-global.com ∙ Rafael Japur Vice-President and Investor Relations Officer ∙ Renata Oliva Battiferro IR Manager ∙ Cristiene Baldoino da Costa ∙ Sergio Tonidandel Jr. ∙ Ariana de Cesare Pereira ∙ Gustavo Alves ∙ Flavia Alves Costa 25